Exhibit 99.16

Quantum eMotion’s Cybersecurity

Endeavors boosted by Greybox Solutions

Digital Therapeutics Platform

Breakthrough Results in Heart Failure

Study

Boehringer Ingelheim (Canada) Ltd, a significant sponsor

MONTREAL, November 21st, 2023, Quantum eMotion Corp. (TSX.V: QNC) (OTCQB: QNCCF) (“QeM” or the “Company”) a trailblazer in classical and quantum cybersecurity, is delighted to share a significant stride in its path to commercialization.

In a recent clinical study, Greybox Solutions Inc., a key partner of Quantum eMotion in its commercial strategy in digital healthcare, showcased remarkable success with its remote patient monitoring and digital therapeutics platform (DTx) in treating heart failure outpatients. The study revealed a significant reduction in emergency room visits and/or hospitalizations and a 23% decrease in healthcare costs, as highlighted in preliminary results presented at the American Heart Association’s Scientific Sessions held November 11–13, 2023, in Philadelphia, Pennsylvania.

Developed in collaboration with the Centre hospitalier de l’Université de Montréal (CHUM), Boehringer Ingelheim (Canada) Ltd., and MEDTEQ+, this DTx study is providing significant insights in addressing heart failure utilizing Takecare, a technological platform including a self-care application for patients, a clinical dashboard enabling remote-monitoring by the team, a DTx module providing automated medication suggestions to the treatment team and finally, educational modules for patients – a crucial development in an era where digital health solutions for this disease are gaining traction without conclusive evidence of their impact on public healthcare systems in North America. With 750,000 Canadians living with heart failure and over 100,000 new diagnoses annually, this condition is a leading cause of hospitalization in Canada. Projections indicate that by 2030, associated healthcare costs in the country will surge to $2.8 billion annually.

Francis Bellido, CEO of Quantum eMotion, expressed excitement about Greybox’s milestone and its positive implications for the commercialization of the Sentry-Q cybersecurity platform. He emphasized the critical role of robust cybersecurity in safeguarding sensitive patient data amid escalating data breaches.

Bellido commended Greybox’s formidable partners in the study, singling out Boehringer Ingelheim (BI) for its strong history in cardiovascular diseases and visionary approach to digital therapeutics. He noted BI’s recognition of the potential to enhance health outcomes and create innovative business models by integrating digital therapeutics into their existing drug offerings.

Bellido stated, “I am impressed by the quality of Greybox’s partners in this landmark study, in particular Boehringer Ingelheim (BI), a German behemoth with a strong history in cardiovascular diseases. BI is one of the big pharma that sees the benefits of digital therapeutics in improving health outcomes in patients and in creating new business models by growing existing revenues from drugs through bundling strategies.”

As the digital healthcare market surges towards an estimated value of USD 191.9 billion by 2026, fueled by the virtual healthcare adoption catalyzed by COVID-19, the demand for digital therapeutics, home healthcare, and remote patient monitoring continues to rise. Quantum eMotion remains committed to providing state-of-the-art cybersecurity to ensure the utmost protection in this rapidly evolving landscape.

About QeM

The Company’s mission is to address the growing demand for affordable hardware security for connected devices. The patented solution for a Quantum Random Number Generator exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced security for protecting high value assets and critical systems.

The Company intends to target the highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.